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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Norway’s Widerøe Receives World’s First Embraer E190-E2 Jet

São José dos Campos, Brazil, April 4, 2018 – Embraer and Widerøe, Scandinavia’s largest regional airline, celebrated the delivery of the manufacturer’s first production E190-E2 today at a ceremony at Embraer’s facility in São José dos Campos. The Norwegian airline will start flying the new aircraft on domestic routes later this month.

The E190-E2 is the first of three new-generation aircraft seating from 80 to 146-seat E-Jets to be introduced through 2021. Widerøe’s E190-E2 is configured with 114 seats in a single-class layout. Widerøe has contracted for up to 15 E-Jets E2s - three firm E190-E2 orders and purchase rights for an additional 12 E2s. The total value of the order is approximately USD 873 million if all rights are exercised.

“The E190-E2 is an impressive aircraft. It is the ideal airplane for Widerøe as we introduce jets for the first time in the company’s 84-year history,” said Stein Nilsen, Chief Executive Officer of Widerøe. “I am convinced our passengers are going to love the cabin, our operations people are going to embrace the new technology, while our financial collaborators will appreciate the economics the aircraft permits. I believe everyone is going to celebrate with, as the launch customer, the fact that we are the first airline to fly the world’s most environmentally-friendly airplane. With the lowest noise and emissions among aircraft in its category.”

“This is a historic day for the E-Jets program and for Embraer.  The delivery of this E2 marks a continuation of a real success story in global aviation. I’m honored that Widerøe - such a respected and experienced airline - is our lunch operator” said John Slattery, President & CEO, Embraer Commercial Aviation. “I’m also delighted to welcome Widerøe as our newest Embraer customer and want to thank Stein and his team for the support over the last year; working together with us as partners to deliver this airplane today. I’m planning on being on the aircraft when it first enters Norwegian airspace next week and really looking forward to that!”

The E190-E2 received Type Certification on February 28. It is the first time an aircraft program with the level of complexity of the E2 has received Type Certificates simultaneously from three major worldwide authorities: Brazil’s Civil Aviation Agency (Agência Nacional de Aviação Civil – ANAC), the FAA (the U.S. Federal Aviation Administration) and EASA (European Aviation Safety Agency).

The E190-E2 features new ultra-high bypass ratio engines and a completely new wing and landing gear. Compared to the first-generation E190, 75% of the aircraft systems are new. Embraer recently announced some final flight tests results confirming the E2 as the most efficient single-aisle aircraft on the market. In fuel consumption, the E190-E2 proved to be 1.3% better than originally expected, a 17.3% improvement compared to the current- generation E190.

PRESS OFFICES

Headquarters (Brazil)	North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

The E190-E2 is also the aircraft with the lowest level of external noise and emissions in the segment. Flight test results also confirmed the E190-E2 to be better than its original specification in takeoff performance. The aircraft’s range from airports with hot-and-high conditions, such as Denver and Mexico City, increases by 600 nm compared to current generation aircraft. Its range from airports with short runways, such as London City, also increases by more than 1,000 nm allowing the aircraft to reach destinations like Moscow and the north of Africa.

The E190-E2 will also have the longest maintenance intervals among single-aisle aircraft with 10,000 flight hours for basic checks and no calendar limit for typical utilization. This means an additional 15 days of aircraft utilization over ten years compared to current generation E-Jets. Another key gain is with pilot transition training time. Pilots of current-generation E-Jets will need only 2.5 days of training and no full flight simulator to be qualified to fly an E2.

Widerøe’s E190-E2 fleet will have the support of the Flight Hour Pool Program which covers more than 300 key rotable components. Embraer’s Flight Hour Pool Program, which currently supports more than 40 airlines worldwide, is designed to allow airlines to minimize their upfront investment in expensive repairable inventories and resources and take advantage of Embraer’s technical expertise and vast component repair service provider network. This results in significant savings in repair and inventory carrying costs, reduction in required warehouse space, and the elimination of resources required for repair management, all while providing guaranteed performance levels.

Embraer is the world’s leading manufacturer of commercial jets with up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and the E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,400 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

Follow us on Twitter: @Embraer

About Widerøe

Widerøe is the largest regional airline in Scandinavia, with a staff of 3,000 and a turnover of NOK 3.5 billion. The company carries around 2.8 million passengers annually and flies to 46 domestic and international destinations.

Widerøe operates more than 450 flights every day and operates to more than twice as many airports in Norway than any other airline. Today our network consists of 60% commercial routes, and 40% PSO routes (Public Services Obligations).

PRESS OFFICES

Headquarters (Brazil)	North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About the E-Jets E2s

E-Jets E2s represent the best of new technology in a proven platform. The application of advanced technologies for engines, wings, and avionics sets the E2s apart by providing airlines with the most efficient aircraft in the category while maintaining commonality with current-generation E-Jets. Enhancements include new aerodynamically-advanced high-aspect ratio distinctively-shaped wings, improved systems and avionics, 4th generation full fly-by-wire flight controls, and Pratt & Whitney’s PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2). These combine to generate the most efficient single aisle family with double-digit reductions in fuel consumption, emissions, noise, and maintenance costs, as well greater productivity through less scheduled maintenance downtime. E-Jets E2s will achieve similar costs per seat as larger re-engined narrow-body aircraft, but with significantly lower costs per trip. These savings will create new opportunities for lower-risk development of new markets and fleet right-sizing. The E195-E2 is scheduled to enter into service in 2019 and the E175-E2 in 2021.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer